

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCEMENT OF 2004 DEFINITIVE DIVIDEND PAYMENT

(Santiago, Chile, March 4, 2005) – The board of Directors on its meeting held last March 2, approved to propose to the Regular Stockholders' Meeting, to be held on April 21, the distribution, with charge to year 2004's net income, of a Definitive Dividend Nº229, which amounts to Ch$62.80403 per share (Ch$314.02015 per ADR), totaling Ch$20,003,263,928. The Dividend will be paid among its 318,502,872 shares.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and the third player in the pisco business and participates in the confectionary industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.